UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2009.
Commission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

CONSOLIDATED FINANCIAL RESULTS
FOR THE QUARTER ENDED
JUNE 30, 2009

Contacts
Sergio Restrepo	Jaime A. Velásquez	Juan E. Toro
Executive VP	Financial VP	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel.: (574) 4041837

[1]
This report corresponds to the consolidated financial statements of BANCOLOMBIA S.A. (“BANCOLOMBIA”) and its affiliates of which it owns, directly or indirectly more than 50% of the voting capital stock. These financial statements have been prepared in accordance with generally accepted accounting principles in Colombia and the regulations of Superintendency of Finance in Colombia, collectively COL GAAP. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. There have been no changes to the Bank’s principal accounting policies in the quarter ended June 30, 2009. The statements of income for the quarter ended June 30, 2009 are not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank’s filings with the Securities and Exchange Commission, which are available on the Commission’s website at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS
This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments.
Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.
Representative Market Rate: July 1, 2009 COP. 2,145.21= US$ 1 Average Representative Market Rate 1H09 COP 2,326.40 = US$

1. SUMMARY
Bancolombia S.A. (“BANCOLOMBIA” or the “Bank”) reports consolidated net income of 253.1 billion Colombian pesos (“COP”) for the quarter ended June 30, 2009 (“2Q09”) or COP 321.29 per share-U.S. $0.60 per ADR. For the first six months of 2009, (“1H09”) net income totaled COP 564.2 billion, decreasing 10.3% as compared to the first six months of 2008 (“1H08).
During 2Q09, BANCOLOMBIA maintained its strong balance sheet. The Bank reserves for loan losses represented 5.2% of total loans by the end of 2Q09 while coverage, measured by the ratio of allowances for loans and accrued interest losses to past due loans (overdue more than 30 days), increased to 137.3% in 2Q09. On the other hand, past due loans ratio improved, decreasing from 4.0% in 1Q09 to 3.9% by the end of 2Q09.
Driven primarily by corporate lending, BANCOLOMBIA experienced loan growth in COP denominated loans during 2Q09, increasing 5% and 17% as compared to the end of the quarter ended March 31, 2009 (“1Q09”) and the quarter ended June 30, 2008 (“2Q08”) respectively. Likewise, deposits continued their positive performance reaching COP 42,888 billion as of June 30, 2009, representing an increase of 24% as compared to 2Q08, while the ratio of net loans to deposits (including borrowings from development banks) remained stable at 92% at the end of 2Q09.
In 2Q09 net interest income decreased 6% as compared to 1Q09 as the Bank experienced margin compression driven by the rapid decrease in interest rates in Colombia; the weighted average of the interest rates for 90 day CDs offered by the Colombian financial system (“DTF”) felt 259 basis points during the quarter. As a result, the Bank’s net interest margins compressed as a significant portion of BANCOLOMBIA’s loan portfolio is indexed to DTF.
In addition, the Bank’s non-interest income was mixed during 2Q09:
•	Net fees and income from services continued its positive performance reaching a record COP 379.7 billion for 2Q09, representing an increase of 27.0% as compared to 2Q08.
•
Other operating income amounted to COP 20 billion, decreasing 89.8% as compared to 2Q08 due to the negative impact in the line item of income from derivative financial instruments caused by a COP 62.9 billion non-recurring charge during 2Q09, related to rule changes concerning valuation methodologies for derivative instruments established by the Colombian regulator. The Bank notes that it finished amortizing the reduction in the carrying value of derivatives in 2Q09. For further information about non-recurring events please see Section 2.1 “Effect of non-recurring items in results” of this report.

The Bank’s results were impacted by high credit cost as net provision charges totaled COP 345.0 billion in 2Q09, an increase of 43% as compared to 2Q08, although stable as compared to the COP 339.9 billion provision charges for 1Q09. In addition, operating expenses totaled COP 681.3 billion, decreasing for the second consecutive quarter (down 5% as compared to 1Q09).
Overall, the annualized return on average shareholders’ equity (“ROE”) for 2Q09 is 16.5% while the ROE for the first six months of 2009 is 18.2%.
Shareholders’ equity amounted to COP 6,213 billion by the end of 2Q09 while capital adequacy (tier 1+ 2 capital ratio) finished at 12.94% in 2Q09, up from 12.73% in 1Q09.

BANCOLOMBIA: Summary of consolidated financial quarterly results2.

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP millions)	2Q 08	1Q 09	2Q 09	2Q 09 / 1Q 09	2Q 09 / 2Q 08
ASSETS
Loans and financial leases, net	37,710,491	43,492,984	42,383,700	-2.55%	12.39%
Investment securities, net	6,168,070	8,268,653	7,549,268	-8.70%	22.39%
Other assets	10,432,007	13,182,624	13,334,336	1.15%	27.82%

Total assets	54,310,568	64,944,261	63,267,304	-2.58%	16.49%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	34,538,354	43,515,189	42,888,356	-1.44%	24.18%
Non-interest bearing	4,764,975	5,071,172	5,008,486	-1.24%	5.11%
Interest bearing	29,773,379	38,444,017	37,879,870	-1.47%	27.23%
Other liabilities	14,480,464	15,350,824	14,165,459	-7.72%	-2.18%
Total liabilities	49,018,818	58,866,013	57,053,815	-3.08%	16.39%
Shareholders’ equity	5,291,750	6,078,248	6,213,489	2.22%	17.42%

Total liabilities and shareholders’ equity	54,310,568	64,944,261	63,267,304	-2.58%	16.49%

Interest income	1,494,665	1,790,817	1,652,790	-7.71%	10.58%
Interest expense	636,839	805,646	726,356	-9.84%	14.06%
Net interest income	857,826	985,171	926,434	-5.96%	8.00%
Net provisions	(241,685)	(339,913)	(344,957)	1.48%	42.73%
Fees and income from service, net	298,984	367,047	379,719	3.45%	27.00%
Other operating income	195,761	126,372	20,025	-84.15%	-89.77%
Total operating expense	(609,566)	(716,667)	(681,306)	-4.93%	11.77%
Goodwill amortization	(10,497)	(20,193)	(18,104)	-10.35%	72.47%
Non-operating income, net	29,883	27,181	24,920	-8.32%	-16.61%
Income tax expense	(145,359)	(117,873)	(53,608)	-54.52%	-63.12%

Net income	375,347	311,125	253,123	-18.64%	-32.56%

	Quarter			As of
PRINCIPAL RATIOS	2Q08	1Q09	2Q09	Jun-08	Jun-09
PROFITABILITY
Net interest margin (1)	7.51%	7.06%	6.66%	7.26%	6.88%
Return on average total assets (2)	2.860%	1.950%	1.58%	2.41%	1.77%
Return on average shareholders’ equity (3)	29.50%	19.95%	16.54%	24.40%	18.22%
EFFICIENCY
Operating expenses to net operating income	45.84%	49.84%	52.74%	47.12%	51.21%
Operating expenses to average total assets	4.72%	4.61%	4.37%	4.67%	4.50%
CAPITAL ADEQUACY
Shareholders’ equity to total assets	9.74%	9.36%	9.82%
Technical capital to risk weighted assets	11.82%	12.73%	12.94%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS (USD)	0.99	0.62	0.60	1.66	1.34
Net income per share $COP	476.43	394.92	321.29	798.68	716.21
P/BV ADS (4)	2.24	1.61	2.07
P/BV Local (5) (6)	2.12	1.58	2.08
P/E (7)	7.62	7.77	12.75
ADR price (8)	31.30	19.47	30.50
Common price (8)	14,220	12,220	16,400
Shares outstanding (9)	787,827,003	787,827,003	787,827,003
US Dollar exchange rate (quarter end)	1,923.02	2,544.24	2,145.21

(1)	Defined as net interest income divided by monthly average interest-earning assets.

(2)	Net income divided by monthly average assets.

(3)	Net income divided by monthly average shareholders’ equity.

(4)	Defined as ADS price divided by ADS book value.

(5)	Defined as share price divided by share book value.

(6)	Share prices on the Colombian Stock Exchange.

(7)	Defined as market capitalization divided by annualized quarter results.

(8)	Prices by the end of the respective quarter.

(9)	Common and preferred.

2. CONSOLIDATED BALANCE SHEET
2.1. Assets
As of June 30, 2009, BANCOLOMBIA’s assets totaled COP 63,267 billion, representing a decrease of 3% as compared to the end of 1Q09 and an increase of 17% as compared to the end of 2Q08. Assets denominated in currencies other than COP (primarily U.S. dollars) represented 27% of total assets (or U.S. 7.9 billion) by the end of 2Q09. The 16% appreciation of the COP against the U.S. dollar during 2Q09 affected the COP conversion of assets denominated in currencies other than COP and accounted for the 3% decrease in the Bank’s assets at the end of 2Q09.
Asset structure remained stable during 2Q09: net loans and financial leases accounted for 67.0% of assets, representing no change as compared to the previous quarter, while net investments securities decreased to 11.9% from 12.7%, and cash and equivalents increased to 10.7% from 10.0% as compared to 1Q09.
2.1.1 Loan Portfolio
As of June 30, 2009, BANCOLOMBIA’s gross loans totaled COP 44,714 billion, decreasing 2% as compared to 1Q09 and increasing 14% as compared to 2Q08. As of June 30, 2009 U.S. dollar denominated loans represented 25% of the loan portfolio; therefore, COP appreciation also had a significant impact on the COP conversion of the U.S. dollar denominated loans.
During 2Q09, BANCOLOMBIA maintained a strong balance sheet through the adequate coverage of its loan portfolio. For further explanation regarding coverage of the loan portfolio, please see Section 3 “Asset Quality & Balance Sheet Strength” of this report.
Overall, BANCOLOMBIA maintained its position as leader in the Colombian and Salvadorian markets in 2Q09. According to ASOBANCARIA (Colombia’s national banking association), BANCOLOMBIA’s gross loans market share of the Colombian financial system as of June 2009 was 21.8%, favorably compared to the 21.2% market share the firm had by the end of 2Q08. Likewise, according to ABANSA (El Salvador’s national banking association), Banco Agricola, Bancolombia’s subsidiary in El Salvador, had a market share of 30.2% of Salvadorian gross loans as of June 30, 2009, increasing significantly from the 28.5%% market share at the end of 2Q08.
Peso denominated lending activity and loan portfolio
Last quarter was a dynamic period for lending activity for COP denominated loans which account for 75% of total loans, representing an increase of 5% and 17% as compared to the figures presented at the end of 1Q9 and 2Q08, respectively. Loan growth was driven by commercial loans which increased 9% during 2Q09, and was slightly off-set by consumer loans which decreased 2% during 2Q09. Loan growth in 2Q09 was driven to a large extent by loans in the oil & gas sector, infrastructure development, commercial electricity generation and telecommunications.
Mortgage loans presented no significant growth in 2Q09 and increased 0.4% when accounting for securitized mortgage loans (BANCOLOMBIA securitized COP 259.9 billion of mortgage loans in the local market in 2Q09). However, mortgage applications increased as a result of the Colombian government’s housing subsidy program that was implemented in April 09 and also by lower long-term interest rates in Colombia. The housing subsidy consists of interest rate relief (paid by the Colombian Government directly to mortgage lenders) ranging from 3 to 5 percentage points deducted from the total interest rate (depending on the size of the mortgage). The housing subsidy is only applicable for the purchase of new houses, has a time frame of 7 years from disbursement and is not cumulative with other housing subsidies.

U.S. dollar denominated lending activity
U.S. dollar denominated lending remained weak, reflecting a lower demand for credit in the Bank’s off-shore subsidiaries (explained by lower international trade flows from our clients) and a lower economic environment in El Salvador. Net.net, loans amounted to U.S. $5.2 billion by the end of 2Q09, decreasing 5.1% as compared to 2Q08.
The following table summarizes BANCOLOMBIA’S total loan portfolio:

LOAN PORTFOLIO	As of			Growth
(COP millions)	30-Jun-08	31-Mar-09	30-Jun-09	Jun-09/Mar-09	Jun-09/Jun-08
CORPORATE
Working capital loans	16,147,393	19,912,726	20,480,489	2.85%	26.83%
Loans funded by domestic development banks	983,613	1,139,681	754,878	-33.76%	-23.25%
Trade Financing	993,021	1,759,618	1,536,181	-12.70%	54.70%
Overdrafts	227,848	106,149	108,467	2.18%	-52.40%
Credit Cards	43,414	45,081	38,577	-14.43%	-11.14%

TOTAL CORPORATE	18,395,289	22,963,255	22,918,592	-0.19%	24.59%

RETAIL AND SMEs
Working capital loans	3,913,770	4,180,779	4,139,241	-0.99%	5.76%
Personal loans	3,982,508	4,390,615	4,009,022	-8.69%	0.67%
Loans funded by domestic development banks	807,006	887,381	841,001	-5.23%	4.21%
Credit Cards	2,220,956	2,495,335	2,409,140	-3.45%	8.47%
Overdrafts	306,272	300,937	305,275	1.44%	-0.33%
Automobile loans	1,358,355	1,313,282	1,228,467	-6.46%	-9.56%
Trade Financing	96,566	119,932	98,344	-18.00%	1.84%

TOTAL RETAIL AND SMEs	12,685,433	13,688,261	13,030,490	-4.81%	2.72%

MORTGAGE	3,149,911	3,521,499	3,271,842	-7.09%	3.87%

FINANCIAL LEASES	5,096,379	5,670,912	5,492,600	-3.14%	7.77%

Total loans and financial leases	39,327,012	45,843,927	44,713,524	-2.47%	13.70%
Allowance for loan losses and financial leases	(1,616,521)	(2,350,943)	(2,329,824)	-0.90%	44.13%

Total loans and financial leases, net	37,710,491	43,492,984	42,383,700	-2.55%	12.39%

2.1.2. Investment Portfolio
As of June 30, 2009, BANCOLOMBIA’s net investment securities amounted to COP. 7,549 billion, representing a 9% decrease as compared to the end of 1Q09, and an increase of 22% as compared to the figures at the end of 2Q09. Net investment securities are primarily investments in debt securities, which represented 98% of BANCOLOMBIA’s net investment securities portfolio at the end of 2Q09 and 11.6% of total assets, down from 12.4% of assets represented at the end of 1Q09.

2.2. Funding
As of June 30, 2009, BANCOLOMBIA’s liabilities reached COP 57,054 billion, decreasing 3% as compared to 1Q09 and increasing 16% as compared to 2Q08.
As a result of an expansionist monetary policy, the Colombian monetary market’s liquidity has remained adequate allowing the local capital markets to function properly. In fact, local bond issuances activity continued to be dynamic during 2Q09. During the first half of 2009 new corporate bonds issued in the local market accounted for COP 5.8 trillion, an amount approximately three times greater than that corresponding to bonds issued in the local market during 1H08.
Regardless of the type of currency, the Bank has maintained a solid liquidity position. In particular, the Bank continued to experience deposit growth in 2Q09, with deposits totaling COP 42,888 billion, an increase of COP 8,350 billion, or 24% as compared to 2Q08. COP denominated deposits, 71% of BANCOLOMBIA’s total deposits, increased 1% and 22% as compared to 1Q09 and 2Q08 respectively. During the last year, the Bank increased its market share of deposits within Colombia’s banking system from 18.5% in June 2008 to 19.7% in June 2009. In El Salvador, through its subsidiary Banco Agricola, the Bank increased its market share of deposits from 29.8% in June 2008 to 31.1% in June 2009.
With regard to the funding mix, non-interest bearing deposits decreased 1% over 2Q09 reaching COP 5,008 billion. On a yearly basis, non-interest bearing deposits increased 5% from the figure presented at the end of 2Q08. On the other hand, interest bearing deposits decreased 1% during 2Q09 as compared to 1Q09. Overall, time deposits slightly decreased their relative size in the funding mix to 50% from 51% in 1Q09, while demand deposits increased to 49% from 48% at the end of 1Q09.
U.S. dollar denominated deposits continued to grow, increasing 10% in 2Q09 as compared to 1Q09 (measured in U.S. dollars), as the Bank’s off-shore banking franchises continue to benefit from underlying growth, particularly from increasing client fund inflows and deposit growth in El Salvador. As a result of the solid performance of U.S. dollar denominated deposits, U.S. dollar interbank borrowings decreased 39% in 2Q09 as compared to 1Q09, while U.S. dollar denominated borrowing from domestic development banks decreased 43% in the same period.
Overall, as a result of the growth of deposits, the Bank’s liabilities structure has changed in the last year. As of June 30, 2009, deposits represented 75% of total liabilities, up from 70% at the end of 2Q08, while the ratio of net loans to deposits (including borrowings from development banks) remained stable at 92% at the end of 2Q09. On the other hand, liabilities in the form of bonds or notes amounted to COP 3,894 billion, a decrease of 2% as compared to 1Q09 while borrowing from domestic development banks and interbank borrowings line items decreased 11%.

Deposits Mix
COP Millions	Jun-08		Mar-09		Jun-09
Checking accounts	5,892,512	17.06%	7,285,850	16.74%	6,878,151	16.04%
Time deposits	16,097,667	46.61%	22,165,667	50.94%	21,508,359	50.15%
Savings deposits	12,150,236	35.18%	13,644,258	31.36%	14,133,895	32.96%
Others	397,939	1.15%	419,414	0.96%	367,951	0.86%

Total deposits	34,538,354	100.00%	43,515,189	100.00%	42,888,356	100.00%

2.3. Shareholders’ equity and regulatory capital
Shareholders’ equity amounted to COP 6,213 billion at the end of 2Q09, increasing from COP 6,078 billion at the end of 1Q09, driven primarily by the quarter’s results. On a yearly basis, shareholders’ equity increased 17.4% as compared to the end of 2Q08.
During 2Q09, the Bank’s capital adequacy slightly increased. Capital adequacy (tier 1+ 2 capital ratio) finished 2Q09 at 12.9%, up from 12.7% in 1Q09. Basic capital (tier 1) ratio at the end of 2Q09 was 10.0% while additional capital (tier 2) ratio was 2.9%.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	Jun-08%		Mar-09%		Jun-09%
Basic capital (Tier I)	4,569,691	9.49%	5,544,550	9.62%	5,540,492	9.99%
Additional capital (Tier II)	1,122,139	2.33%	1,792,719	3.11%	1,632,250	2.94%
Technical capital (1)	5,691,830	11.82%	7,337,270	12.73%	7,172,742	12.94%
Risk weighted assets included market risk	48,139,875		57,657,657		55,434,962

CAPITAL ADEQUACY (2)	11.82%		12.73%		12.94%

(1)	Technical capital is the sum of basic and additional capital.

(2)	Capital adequacy is technical capital divided by risk weighted assets.

3. INCOME STATEMENT
BANCOLOMBIA reported net income of COP 253.1 billion for the quarter ended June 30, 2009 (COP 321.29 per share or U.S. $0.60 per ADR) representing a decrease of 19% as compared to 1Q09 and a decrease of 33% as compared to 2Q08. The results are primarily explained by lower revenues (lower other operating income and net interest income, though slightly off-set by the good performance of fees) and provisions charges that remained high during 2Q09. On the positive side, operating expenses decreased 5% in 2Q09 as compared to 1Q09 and the Bank finished amortizing the reduction in the carrying value of derivatives during 2Q09, relating to rule changes concerning valuation methodologies for derivative instruments established by the Colombian regulator.
For the 1H09, net income totaled COP 564.2 billion, decreasing 10.3% as compared to the 1H08.
ROE for 2Q09 is 16.5% while the ROE for the first six months of 2009 is 18.2%.
3.1. Effect of non-recurring items in results
The Bank’s results in 2Q09 and 2Q08 presented significant non-recurring items that affect the comparison basis between periods. The following is a summary of the most representative non-recurring events.
Other operating income line item was impacted by:
•
A positive non-recurring impact in the line item of sales of equity securities in 2Q08, as the Bank recorded gains on sales of investment securities of COP 37.1 billion related to the sale of its interest in Multienlace S.A.

•
A negative impact on the line item of income from derivative financial instruments in 2Q09 by a COP 62.9 billion charge related to rule changes concerning valuation methodologies for derivative instruments established by the Colombian regulator. As previously noted, the Bank finished amortizing the reductions related to such regulatory changes in 2Q09.

In 2Q08, the Bank recorded non operating income of COP 26.1 billion related to the compensation received in connection with the membership rights recognized by Visa International Service Association (“Visa International”) as a result of the initial public offering of VISA Inc.
3.2. Net Interest Income
During 2Q09, interest on loans reached COP 1,306 billion, decreasing 6% as compared to 1Q09, due to lower interest rates in the loan portfolio as a result of the decreasing interest rates environment in Colombia. During the last few months, the Colombian Central Bank has continued its expansionist monetary cycle in an effort to support economic activity in the current economic slowdown and due to a more favorable inflationary outlook for 2009. Specifically, the Colombian Central Bank’s overnight lending decreased 550 basis points since December 2008, of which 250 basis points were cut in 2Q09. By the end of 2Q09 the Colombian Central Bank’s overnight lending rate was 4.5%. The DTF has followed suit, falling 259 basis points during 2Q09 and reaching 5.54% in the week of June 29, 2009. Such a decrease in rates impacts a significant portion of BANCOLOMBIA’s loan portfolio that is indexed to DTF. On a yearly basis, interest on loans increased COP 131.8 billion in 2Q09, or 11.2% as compared to COP 1,174 billion recorded in 2Q08.

Interest on financial leases reached COP 191.7 billion, decreasing 10.5% as compared to 1Q09 and increasing 1.6% as compared to 2Q08.
Interest on investment securities amounted to COP 137.7 billion, decreasing 10.6% in 2Q09 as compared to 1Q09 and increasing 1.6% as compared to 2Q08, driven by a more stable performance in the valuation of bonds in Colombia and a smaller average debt securities portfolio held during 2Q09.
Overall, total interest income was COP 1,653 billion during 2Q09, decreasing 8% as compared to 1Q09, while interest expense was COP 726.4 billion, decreasing 10% as compared to the previous quarter. Consequently, net interest income for 2Q09 totaled COP. 926.4 billion, decreasing 6% as compared to the previous quarter but 8% higher than net interest income for 2Q08. As a result of decreasing interest rates and their net effect in the net interest income, net interest margin was 6.7% for 2Q09, down from the 7.1% for 1Q09.
3.3. Fees and Income from Services
During 2Q09 net fees and income from services continued to perform well totaling COP 379.7 billion, which represents an increase of 3.5% as compared to 1Q09 and 27.0% as compared to 2Q08. Net fees and income from services were driven primarily by the solid performance of credit and debit card annual fees, fiduciary activities, commission from banking and other services and collection and payments fees.
In particular, credit and debit card annual fees were COP 137.3 billion, up 27% from 2Q08. Fees related to fiduciary activities outperformed its solid 1Q09 results reaching COP 42.7 billion, up 10% as compared to 1Q09, and almost doubling the results for 2Q08 (an increase of 93%). Commissions from banking services and other services were COP 69.0 billion, up 21% as compared with 2Q08. Collections and payments fees were COP 45.9 billion, increasing 19% as compared to 2Q08. Branch network services were COP 26.8 billion, up 7% from 2Q08. Pension plan administration fees were COP 25.3 billion, up 32% as compared to 2Q08. The remaining fee categories: checking, electronic services and ATM, international operations, brokerage, credit card merchant, check remittances fees had aggregated revenue of COP 69.5 billion, decreasing 9% as compared to 2Q08.
Fees and other service related expenses totaled COP 36.8 billion in 2Q09, increasing 9.2% as compared to 1Q09. On a yearly basis, fees and other service expenses decreased COP 10.7 billion, or 22.6% as compared to 2Q08.
The following table summarizes BANCOLOMBIA’s participation in the credit card business in Colombia:

ACCUMULATED CREDIT CARD BILLING			%	2009
(COP millions)	31/06/2008	31/06/2009	Growth	Market Share
Bancolombia VISA	807,371	845,281	4.70%	8.24%
Bancolombia Mastercard	1,055,566	1,124,231	6.51%	10.96%
Bancolombia American Express	691,620	818,916	18.41%	7.98%
Total Bancolombia	2,554,557	2,788,427	9.16%	27.18%

Colombian Credit Card Market	9,929,899	10,259,263	3.32%

Source: Credibanco y Redeban multicolor

CREDIT CARD MARKET SHARE			%	2009
(Outstanding credit cards)	31/06/2008	31/06/2009	Growth	Market Share
Bancolombia VISA	305,780	306,966	0.39%	5.87%
Bancolombia Mastercard	361,480	365,572	1.13%	6.99%
Bancolombia American Express	273,378	324,541	18.72%	6.20%
Total Bancolombia	940,638	997,079	6.00%	19.05%

Colombian Credit Card Market	5,265,859	5,232,858	-0.63%

Source: Credibanco y Redeban multicolor
3.4. Other Operating Income
Total other operating income totaled COP 20.0 billion for 2Q09, decreasing 84.2% as compared to 1Q09 and 89.8% as compared to 2Q08. As explained, the other operating income line item was substantially affected by non-recurring events in 2Q09 and 2Q08, thereby affecting the comparison basis between periods. Please refer to Section 2.1. “Effect of non-recurring items in results” of this report for an explanation of these events.
The combined revenue related to net foreign exchange gains and derivative financial instruments totaled a negative COP 60.2 billion in 2Q09, decreasing COP 79.4 billion as compared to 1Q09 and COP 136.8 billion as compared to 2Q08. In particular, this combined revenue was impacted by the adoption during the second half of 2008 of certain rule changes concerning valuation methodologies for derivative instruments. These changes in valuation methodologies of derivatives were required by external circulars 025, 030, 044 and 063 issued by the Colombian Superintendency of Finance and resulted in a reduction in the carrying value of derivatives which negatively impacted the income from derivative financial instruments in COP 62.9 billion during 2Q09.
Communication, postage, rent and others (primarily comprising income related to operating leases and commercial discounts) totaled COP 38.4 billion in 2Q09, representing an increase of 44% as compared to 2Q08. Dividend income, primarily obtained from investments in non-subsidiaries totaled COP 4.2 billion, decreasing from COP 16.6 billion in 2Q08.
The remaining other operating income categories (i.e. gains(losses) on sales of investments on equity securities, securitization income, revenues from commercial subsidiaries and insurance income) had an aggregated revenue of COP 37.6 billion, decreasing COP 16.5 billion, or 31% as compared to 1Q09 due to lower insurance income during 2Q09. On a yearly basis, the remaining other operating income categories decreased COP 39.0 billion, or 51% as compared to 2Q08 due to the lower gains on sales of equity securities as in 2Q08 there was a positive non-recurring impact in such line item in connection with the Bank’s recorded gains on sales of investment securities of COP 37.2 billion related to the sale of interest in Multienlace S.A.
3.5. Provision charges
Provision charges totaled COP 345.0 billion in 2Q09, a 1.5% increase as compared to COP 339.9 billion for 1Q09. On a relative basis, annualized provision charges for 2Q09 represented 3.1% of average loans, a slight increase from 3.0% in 1Q09.
For an explanation of the trends driving the current level of provisions charges, please see Section 4 “Asset Quality & Balance Sheet Strength” of this report.
3.6. Operating expenses
During 2Q09, operating expenses totaled COP 681.3 billion, decreasing 5% as compared to 1Q09, but increasing 12% as compared to the figures for 2Q08.

Administrative and other expenses decreased for the second consecutive quarter, totaling COP 333.7 billion in 2Q09, which represents a decrease of COP 32.5 billion, or 9%, as compared to 1Q09. On a yearly basis, administrative and other expenses increased 14% as compared to 2Q08 driven by increased fees paid in connection with software development and IT upgrades the Bank is currently undertaking.
Personnel expenses (the sum of salaries and employee benefits, bonus plan payments and compensation) totaled COP 282.3 billion in 2Q09, decreasing 1% as compared to 1Q09 and increasing 4% as compared to 2Q08. Such performance has been primarily driven by lower bonus plan payments related to BANCOLOMBIA’s variable compensation program in which compensation is determined taking into account the economic value added by the firm.
Depreciation expense totaled COP 45.6 billion in 2Q09, up 47% as compared to 2Q08, driven by the growth in the depreciation of assets that are part of the operating lease business of BANCOLOMBIA. In particular, COP 15.8 billion or 33% of the quarter’s depreciation expense is associated with operating lease assets.
Despite decreasing expenses, efficiency, measured as the ratio of operating expenses to net operating income, experienced some deterioration as this ratio increased to 52.7% from 49.8% the previous quarter. Such deterioration is explained by the impact of lower revenues during 2Q09. However, operating expenses for the quarter ended June 30, 2009 represented 4.4% of total assets, a smaller proportion than the 4.6% as of the end of 2Q08.
4. Asset Quality and Balance Sheet Strength
As of June, 30, 2009 past due loans (“PDLs”), those overdue more than 30 days, amounted to COP. 1,737.1 billion, or 3.88%, of total loans decreasing from COP 1,829.9 billion, or 3.99% of total loans, in 1Q09. The lower level of PDLs as a percentage of total loans is explained primarily by higher charge-offs during 2Q09, although a milder increase in past due loans (before charge-offs) is also responsible for the improvement of such quality indicator. Net loans’ charge-offs during 2Q09 totaled COP 330.7 billion, representing an increase as compared to COP 182.8 billion in charge-offs during 1Q09. However, the pace of deterioration slowed during 2Q09 as compared to 1Q09; the increase of past due loans before charge-offs for 2Q09 was COP 237.9 billion, down COP 150.9 billion or 39% as compared to COP 388.7 billion presented for 1Q09.
During 2Q09, BANCOLOMBIA maintained a strong balance sheet in terms of loan loss reserves. Allowances for loan losses totaled COP 2,330 billion, or 5.2% of total loans, which is higher than the 5.1% of total loans as of March 30, 2009, while coverage, measured by the ratio of allowances for loans and accrued interest losses to PDLs reached 137.3% at the end of 2Q09, increasing from 131.7% in 1Q09 and 120.1% in 2Q08.

The following tables present key metrics for asset quality:

ASSET QUALITY	As of			Growth
(COP millions)	Jun-08	Mar-09	Jun-09	2Q 09 / 1Q 09	2Q 09 / 2Q 08
Total performing past due loans (1)	589,206	752,104	774,928	3.03%	31.52%
Total non-performing past due loans	786,658	1,077,823	962,163	-10.73%	22.31%
Total past due loans	1,375,864	1,829,927	1,737,091	-5.07%	26.25%
Allowance for loans and accrued interest losses	1,652,491	2,409,784	2,385,645	-1.00%	44.37%
Past due loans to total loans	3.50%	3.99%	3.88%
Non-performing loans as a percentage of total loans	2.00%	2.35%	2.15%
“C”, “D” and “E” loans as a percentage of total loans	3.34%	4.18%	4.00%
Allowances to past due loans (2)	120.11%	131.69%	137.34%
Allowance for loan and accrued interest losses as a percentage of “C”, “D” and “E” loans (2)	125.92%	125.74%	133.48%
Allowance for loan and accrued interest losses as a percentage of non-performing loans (2)	210.06%	223.58%	247.95%
Allowance for loan and accrued interest losses as a percentage of total loans	4.20%	5.26%	5.34%
Percentage of performing loans to total loans	98.00%	97.65%	97.85%

(1)
“Performing” past due loans are loans upon which the Bank continues to recognize income although interest in respect of such loans has not been received. Mortgage loans cease to accumulate interest on the statement of operations when they are more than 60 days past due. For all other loans and financial leasing operations of any type, interest is no longer accumulated after they are more than 30 days past due.

(2)	Under Colombian Bank regulations, a loan is past due when it is at least 31 days past the actual due date.

	PDL/ total loans as Of
LOAN CLASSIFICATION	% Of loan Portfolio	30-Jun-08	31-Mar-09	30-Jun-09
Commercial loans	64.1%	2.1%	2.7%	2.7%
Consumer loans	16.0%	6.2%	6.5%	6.2%
Microcredit	0.3%	10.2%	12.8%	10.6%
Mortgage loans*	7.3%	7.5%	8.9%	9.3%
Finance lease	12.3%	3.7%	3.8%	3.7%

TOTAL LOAN PORTFOLIO	100.0%	3.5%	4.0%	3.9%

LOANS AND FINANCIAL LEASES CLASSIFICATION
(COP millions)	As of 30-Jun-08		As of 31-Mar-09		As of 30-Jun-09
“A” Normal	36,597,476	93.1%	41,996,277	91.6%	41,324,935	92.4%
“B” Subnormal	1,417,227	3.6%	1,931,128	4.2%	1,601,358	3.6%
“C” Deficient	374,663	1.0%	587,394	1.3%	574,681	1.3%
“D” Doubtful recovery	621,091	1.5%	957,631	2.1%	908,207	2.0%
“E” Unrecoverable	316,555	0.8%	371,497	0.8%	304,343	0.7%

Total	39,327,012	100%	45,843,927	100%	44,713,524	100%

Loans and financial leases classified as C, D and E as a percentage of total loans and financial leases	3.3%		4.2%		4.0%

5. BANCOLOMBIA Company Description (NYSE: CIB)
BANCOLOMBIA is a full service financial institution incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 6.4 million customers. BANCOLOMBIA delivers its products and services via its regional network comprised of Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore banking subsidiaries in Panama, Cayman and Puerto Rico, as well as an agency in Miami. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, pension fund administration, and insurance, among others.

6. Annexs
6.1. Balance Sheet

BALANCE SHEET				Last
(COP millions)	Jun-08	Mar-09	Jun-09	Quarter	Annual
ASSETS
Cash and due from banks	4,203,606	4,227,630	4,725,276	11.77%	12.41%
Overnight funds sold	820,588	2,241,330	2,054,241	-8.35%	150.34%
Total cash and equivalents	5,024,194	6,468,960	6,779,517	4.80%	34.94%

Debt securities	6,013,604	8,073,275	7,366,892	-8.75%	22.50%
Trading	1,954,381	2,748,186	2,220,649	-19.20%	13.62%
Available for Sale	1,883,080	2,261,753	2,032,017	-10.16%	7.91%
Held to Maturity	2,176,143	3,063,336	3,114,226	1.66%	43.11%
Equity securities	227,372	264,098	250,629	-5.10%	10.23%
Trading	51,726	71,000	61,509	-13.37%	18.91%
Available for Sale	175,646	193,098	189,120	-2.06%	7.67%
Market value allowance	-72,906	-68,720	-68,253	-0.68%	-6.38%
Net investment securities	6,168,070	8,268,653	7,549,268	-8.70%	22.39%

Commercial loans	24,022,762	28,823,076	28,639,686	-0.64%	19.22%
Consumer loans	6,925,338	7,683,969	7,157,808	-6.85%	3.36%
Microcredit	132,622	144,471	151,588	4.93%	14.30%
Mortgage loans	3,149,911	3,521,499	3,271,842	-7.09%	3.87%
Finance lease	5,096,379	5,670,912	5,492,600	-3.14%	7.77%
Allowance for loan losses	-1,616,521	-2,350,943	-2,329,824	-0.90%	44.13%
Net total loans and financial leases	37,710,491	43,492,984	42,383,700	-2.55%	12.39%

Accrued interest receivable on loans	482,991	604,388	512,409	-15.22%	6.09%
Allowance for accrued interest losses	-35,970	-58,841	-55,820	-5.13%	55.18%
Net total interest accrued	447,021	545,547	456,589	-16.31%	2.14%

Customers’ acceptances and derivatives	100,081	87,781	129,448	47.47%	29.34%
Net accounts receivable	855,548	728,475	782,705	7.44%	-8.51%
Net premises and equipment	885,666	1,269,341	1,268,141	-0.09%	43.19%
Foreclosed assets, net	23,672	30,914	31,684	2.49%	33.85%
Prepaid expenses and deferred charges	135,071	295,294	143,062	-51.55%	5.92%
Goodwill	909,121	1,123,093	929,702	-17.22%	2.26%
Operating leases, net	630,942	781,411	795,070	1.75%	26.01%
Other	904,895	1,185,864	1,364,256	15.04%	50.76%
Reappraisal of assets	515,796	665,944	654,162	-1.77%	26.83%

Total assets	54,310,568	64,944,261	63,267,304	-2.58%	16.49%

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	4,764,975	5,071,172	5,008,486	-1.24%	5.11%
Checking accounts	4,367,036	4,651,758	4,640,535	-0.24%	6.26%
Other	397,939	419,414	367,951	-12.27%	-7.54%

Interest bearing	29,773,379	38,444,017	37,879,870	-1.47%	27.23%
Checking accounts	1,525,476	2,634,092	2,237,616	-15.05%	46.68%
Time deposits	16,097,667	22,165,667	21,508,359	-2.97%	33.61%
Savings deposits	12,150,236	13,644,258	14,133,895	3.59%	16.33%

Total deposits	34,538,354	43,515,189	42,888,356	-1.44%	24.18%
Overnight funds	2,772,806	1,994,609	2,472,605	23.96%	-10.83%
Bank acceptances outstanding	36,536	42,216	33,086	-21.63%	-9.44%
Interbank borrowings	1,493,083	1,701,495	876,344	-48.50%	-41.31%
Borrowings from domestic development banks	3,718,117	3,676,489	3,260,963	-11.30%	-12.30%
Accounts payable	2,059,164	2,040,332	1,809,332	-11.32%	-12.13%
Accrued interest payable	334,435	469,841	517,775	10.20%	54.82%
Other liabilities	521,447	662,175	521,279	-21.28%	-0.03%
Bonds	2,767,762	3,983,146	3,893,681	-2.25%	40.68%
Accrued expenses	688,604	589,587	588,149	-0.24%	-14.59%
Minority interest in consolidated subsidiaries	88,510	190,934	192,245	0.69%	117.20%

Total liabilities	49,018,818	58,866,013	57,053,815	-3.08%	16.39%

SHAREHOLDERS’ EQUITY
Subscribed and paid in capital	393,914	393,914	393,914	0.00%	0.00%
Retained earnings	4,223,649	4,869,462	4,995,206	2.58%	18.27%
Appropiated	3,594,426	4,558,337	4,430,958	-2.79%	23.27%
Unappropiated	629,223	311,125	564,248	81.36%	-10.33%

Reappraisal and others	737,842	827,189	817,229	-1.20%	10.76%
Gross unrealized gain or loss on debt securities	-63,655	-12,317	7,140	157.97%	111.22%

Total shareholder’s equity	5,291,750	6,078,248	6,213,489	2.22%	17.42%

6.2 Income Statement

INCOME STATEMENT	As of		Growth				Growth
(COP millions)	Jun-08	Jun-09	Jun-08/Jun-09	2Q 08	1Q 09	2Q 09	2Q 09/1Q 09	2Q 09/2Q 08
Interest income and expenses
Interest on loans	2,307,700	2,700,263	17.01%	1,174,262	1,394,222	1,306,041	-6.32%	11.22%
Interest on investment securities	190,839	291,752	52.88%	111,136	154,063	137,689	-10.63%	23.89%
Overnight funds	49,331	45,577	-7.61%	20,528	28,258	17,319	-38.71%	-15.63%
Leasing	366,400	406,015	10.81%	188,739	214,274	191,741	-10.52%	1.59%
Total interest income	2,914,270	3,443,607	18.16%	1,494,665	1,790,817	1,652,790	-7.71%	10.58%

Interest expense
Checking accounts	17,564	23,653	34.67%	8,745	12,009	11,644	-3.04%	33.15%
Time deposits	578,168	811,342	40.33%	301,342	411,442	399,900	-2.81%	32.71%
Savings deposits	271,644	257,760	-5.11%	132,763	143,893	113,867	-20.87%	-14.23%
Total interest on deposits	867,376	1,092,755	25.98%	442,850	567,344	525,411	-7.39%	18.64%

Interbank borrowings	29,935	35,620	18.99%	13,268	23,002	12,618	-45.14%	-4.90%
Borrowings from domestic development banks	169,134	154,119	-8.88%	84,469	87,097	67,022	-23.05%	-20.65%
Overnight funds	77,467	67,613	-12.72%	35,270	37,984	29,629	-22.00%	-15.99%
Bonds	116,087	181,895	56.69%	60,982	90,219	91,676	1.61%	50.33%
Total interest expense	1,259,999	1,532,002	21.59%	636,839	805,646	726,356	-9.84%	14.06%

Net interest income	1,654,271	1,911,605	15.56%	857,826	985,171	926,434	-5.96%	8.00%
Provision for loan and accrued interest losses, net	(449,107)	(768,211)	71.05%	(255,225)	(383,607)	(384,604)	0.26%	50.69%
Recovery of charged-off loans	40,448	81,719	102.03%	18,607	33,159	48,560	46.45%	160.98%
Provision for foreclosed assets and other assets	(24,316)	(39,064)	60.65%	(13,700)	(23,311)	(15,753)	-32.42%	14.99%
Recovery of provisions for foreclosed assets and other assets	18,056	40,686	125.33%	8,633	33,846	6,840	-79.79%	-20.77%

Total net provisions	(414,919)	(684,870)	65.06%	(241,685)	(339,913)	(344,957)	1.48%	42.73%
Net interest income after provision for loans and accrued interest losses	1,239,352	1,226,735	-1.02%	616,141	645,258	581,477	-9.88%	-5.63%

Commissions from banking services and other services	110,313	130,695	18.48%	56,937	61,653	69,042	11.98%	21.26%
Electronic services and ATM fees	42,563	30,424	-28.52%	21,171	15,463	14,961	-3.25%	-29.33%
Branch network services	49,033	53,396	8.90%	25,166	26,590	26,806	0.81%	6.52%
Collections and payments fees	75,649	88,813	17.40%	38,753	42,889	45,924	7.08%	18.50%
Credit card merchant fees	13,984	13,807	-1.27%	5,906	7,216	6,591	-8.66%	11.60%
Credit and debit card annual fees	208,529	274,458	31.62%	108,029	137,205	137,253	0.03%	27.05%
Checking fees	33,076	34,435	4.11%	16,726	16,959	17,476	3.05%	4.48%
Fiduciary activities	41,980	81,633	94.46%	22,176	38,941	42,692	9.63%	92.51%
Pension plan administration	39,997	51,499	28.76%	19,143	26,163	25,336	-3.16%	32.35%
Brokerage fees	30,456	18,312	-39.87%	16,329	7,902	10,410	31.74%	-36.25%
Check remittance	13,011	12,898	-0.87%	6,333	6,150	6,748	9.72%	6.55%
International operations	19,965	26,940	34.94%	9,872	13,632	13,308	-2.38%	34.81%
Fees and other service income	678,556	817,310	20.45%	346,541	400,763	416,547	3.94%	20.20%

Fees and other service expenses	(72,631)	(70,544)	-2.87%	(47,557)	(33,716)	(36,828)	9.23%	-22.56%
Total fees and income from services, net	605,925	746,766	23.24%	298,984	367,047	379,719	3.45%	27.00%

Other operating income
Net foreign exchange gains	(50,326)	(116,648)	131.78%	59,760	205,295	(321,943)	-256.82%	-638.73%
Forward contracts in foreign currency	182,848	75,728	-58.58%	16,846	(186,065)	261,793	240.70%	1454.04%
Gains(loss) on sales of investments on equity securities	37,084	538	-98.55%	37,180	6	532	8766.67%	-98.57%
Securitization income	21,844	27,162	24.35%	12,776	13,668	13,494	-1.27%	5.62%
Dividend income	36,417	20,772	-42.96%	15,929	16,570	4,202	-74.64%	-73.62%
Revenues from commercial subsidiaries	51,722	51,875	0.30%	25,635	28,656	23,219	-18.97%	-9.42%
Insurance income	5,797	12,178	110.07%	985	11,811	367	-96.89%	-62.74%
Communication, postage, rent and others	45,118	74,792	65.77%	26,650	36,431	38,361	5.30%	43.94%
Total other operating income	330,504	146,397	-55.70%	195,761	126,372	20,025	-84.15%	-89.77%

Total income	2,175,781	2,119,898	-2.57%	1,110,886	1,138,677	981,221	-13.83%	-11.67%
Operating expenses
Salaries and employee benefits	437,013	519,644	18.91%	217,796	254,652	264,992	4.06%	21.67%
Bonus plan payments	65,971	37,936	-42.50%	47,519	26,023	11,913	-54.22%	-74.93%
Compensation	13,534	10,224	-24.46%	6,301	4,834	5,390	11.50%	-14.46%
Administrative and other expenses	583,391	699,863	19.96%	293,916	366,188	333,675	-8.88%	13.53%
Deposit security, net	26,678	38,639	44.83%	12,354	19,617	19,022	-3.03%	53.97%
Donation expenses	1,519	1,393	-8.29%	546	706	687	-2.69%	25.82%
Depreciation	65,538	90,274	37.74%	31,134	44,647	45,627	2.19%	46.55%
Total operating expenses	1,193,644	1,397,973	17.12%	609,566	716,667	681,306	-4.93%	11.77%

Net operating income	982,137	721,925	-26.49%	501,320	422,010	299,915	-28.93%	-40.17%
Goodwill amortization (1)	27,058	38,297	41.54%	10,497	20,193	18,104	-10.35%	72.47%
Non-operating income (expense)
Other income	80,966	119,174	47.19%	58,628	62,766	56,408	-10.13%	-3.79%
Minority interest	(10,196)	(10,743)	5.36%	(6,435)	(5,136)	(5,607)	9.17%	-12.87%
Other expense	(94,316)	(56,330)	-40.28%	(22,310)	(30,449)	(25,881)	-15.00%	16.01%
Total non-operating income	(23,546)	52,101	321.27%	29,883	27,181	24,920	-8.32%	-16.61%
Income before income taxes	931,533	735,729	-21.02%	520,706	428,998	306,731	-28.50%	-41.09%
Income tax expense	(302,310)	(171,481)	-43.28%	(145,359)	(117,873)	(53,608)	-54.52%	-63.12%

Net income	629,223	564,248	-10.33%	375,347	311,125	253,123	-18.64%	-32.56%

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: August 03, 2009	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance